

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Mr. Michael L. Middleton
Chief Executive Officer
Tri-County Financial Corporation
3035 Leonardtown Road
Waldorf, Maryland 20601

> **Re: Tri-County Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q's for the Quarters Ended March 31, June 30 and**
> **September 30, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 000-18279**

Dear Mr. Middleton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

1. We note that you do not provide any discussion of your evaluation of the potential of your compensation as contemplated by Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

<u>Other Information Relating to Directors and Executive Officers</u>

<u>Relationships and Transactions with the Company and the Bank, page 24</u>

2.   In future filings, please revise your disclosure to include the requirement that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made in the ordinary course of business. Refer to Instruction 4(c)(i) to Item 404(a) of Regulation S-K. Also, please confirm that by "others" in the representations included on page 24, you mean "others not related to" Tri-County. Please refer to Instruction 4(c) (ii) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3419 with any other questions.

                                                Sincerely,

                                                Christian Windsor
                                                Senior Attorney